UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hollis-Eden Pharmaceuticals, Inc.

File No. 0-24672 - CF# 22502
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Hollis-Eden Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 19, 2005.

Based on representations by Hollis-Eden Pharmaceuticals, Inc. , that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.42	through August 8, 2013
Exhibit 10.43	through August 8, 2013
Exhibit 10.44	through August 8, 2013
Exhibit 10.45	through August 8, 2013
Exhibit 10.46	through August 8, 2013
Exhibit 10.47	through August 8, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support